May 10, 2007

Mail Stop 4561

Mr. George W. Gresham
Executive Vice President and Chief Financial Officer
eFunds Corporation
8501 N. Scottsdale Road, Suite 300
Scottsdale, AZ 85253

Re: eFunds Corporation
         Form 10-K for the year ended December 31, 2006
         File No. 1-31951

Dear Mr. Gresham:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief